UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Assisted Living Concepts, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04544X300

(CUSIP Number)

David J. Hennigar

Chairman and Chief Executive Officer

Thornridge Holdings Limited

380 Bedford Highway

Bedford, Nova Scotia B3M 2L4

(902) 835-9525

with a copy to:

Paul Scrivano, Esq.

O’Melveny & Myers LLP

Times Square Tower

7 Times Square

New York, NY 10036

Telephone: (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04544X300

1	NAMES OF REPORTING PERSONS Thornridge Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The province of incorporation is Nova Scotia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,271,466 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,271,466 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,271,466 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP NO. 04544X300

ASSISTED LIVING CONCEPTS, INC.

Explanatory Note: This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed by Thornridge Holdings Limited (“Thornridge Holdings”) with the Securities and Exchange Commission on November 5, 2010 (as hereby supplemented, the “Schedule”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 is hereby amended and restated as follows:

Generally, each share of Class B Common Stock entitles the holder to ten votes with respect to all matters upon which stockholders are entitled to vote, each share of Class A Common Stock entitles the holder to one vote on such matters, and the holders of Class A Common Stock and Class B Common Stock vote together on such matters without regard to class. Consequently, based on its ownership of Class A Common Stock and Class B Common Stock, and the shares outstanding on February 25, 2013, Thornridge Holdings holds approximately 56.2% of the total voting power of the Issuer.

Item 4 is hereby further amended and supplemented by adding the following to the end of the Item 4 disclosure:

On February 25, 2013, Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Aid Holdings, LLC, a Delaware limited liability company (“Parent”), and Aid Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), which provides, among other things, that Merger Sub will merge with and into Issuer (the “Merger”) and each outstanding share of Class A Common Stock and Class B Common Stock will be converted into the right to receive US $12.00 and US $12.90 in cash, respectively, subject to the terms of, and the satisfaction of the conditions contained in, the Merger Agreement.

In connection with the Merger Agreement, Thornridge Holdings executed and delivered a Voting Agreement (the “Voting Agreement”) with Parent and Merger Sub. See Item 6 for a description of the Voting Agreement, which description is incorporated by reference herein.

Unless otherwise indicated, each capitalized term used but not defined in this Item shall have the meaning assigned to such term in the Voting Agreement or as incorporated in the Voting Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following to the end of the Item 6 disclosure:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Thornridge Holdings entered into the Voting Agreement, pursuant to which:

•

During the period beginning on the date of the Voting Agreement and continuing until the Voting Agreement is terminated in accordance with its terms (the “Term”), Thornridge Holdings agreed, at any meeting of the stockholders of the Issuer or in any other circumstance upon which a vote with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, or at any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Issuer or in any other circumstances in which the stockholders of the Issuer are entitled to vote, consent or give any other approval with respect to the Merger, adoption of the Merger Agreement or the approval of the transactions contemplated thereby, to, unless the Board of Directors of the Issuer or the Special Committee effects a Change in Recommendation, (a) appear at each such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present for purposes of calculating a quorum at such meeting and respond to each request by the Issuer for written consent, if any and (b) vote or cause to be voted (including by written consent, if applicable) the Subject Shares, to the extent the Subject Shares may vote on the matter in question, in favor of obtaining the Requisite Stockholder Approval and the other transactions contemplated by the Merger Agreement, including the approval and adoption of the Merger, the Merger Agreement and any related action reasonably required in furtherance thereof.

•

During the Term, at any meeting of the stockholders of the Issuer or at any adjournment thereof, or in connection with any written consent of the stockholders of the Issuer or in any other circumstance upon which Thornridge Holdings’ vote, consent or other approval is sought, Thornridge Holdings must (solely in its capacity as a stockholder of the Issuer) vote (or cause to be voted) the Subject Shares (to the extent the Subject Shares may vote on the matter in question) against (including by withholding written consent, if applicable) (a) any Acquisition Proposal (other than the Merger Agreement and the Merger), (b) any amendment of the Amended and Restated Articles of Incorporation of the Issuer or the Amended and Restated By-Laws of the Issuer, or (c) any other proposal or transaction which would be reasonably likely to impede, interfere with, materially delay, frustrate the purposes of, result in a breach by the Issuer of, prevent or nullify any provision of the Merger Agreement or the Merger or other transactions contemplated in the Merger Agreement or in the Voting Agreement.

•

During the Term, Thornridge Holdings agreed not to sell, transfer, tender, grant, pledge (except as pledged as of the date of the Voting Agreement pursuant to the Existing Bank Lines and Pledges), encumber, assign or otherwise dispose of or hypothecate (including by gift or by contribution or distribution to any trust or similar instrument (collectively, “Transfer”)) or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person other than pursuant to the terms of the Voting Agreement and the Merger Agreement. However, Thornridge Holdings may distribute all or any portion of the Subject Shares to its affiliates if and only if such affiliates first agree in writing to be bound by the restrictions in the Voting Agreement with respect to such Subject Shares. During the Term, Thornridge Holdings also agreed to not (a) grant any proxies (other than the Issuer proxy card in connection with the stockholders meeting of the Issuer in connection with the Merger or at any other stockholders’ meeting of the Issuer if and to the extent such proxy is consistent with Thornridge Holdings’ obligations under Section 3(a) of the Voting Agreement) and except as provided by the Voting Agreement, enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares, (b) convert or allow to be converted Thornridge Holdings’ Class B Common Stock into Class A Common Stock or (c) take any action or enter into any other agreement that would reasonably be expected to make any of its representations or warranties contained in the Voting Agreement untrue or incorrect in any material respect or would have the effect of preventing or materially delaying Thornridge Holdings from performing any of its obligations under the Voting Agreement.

•	Thornridge Holdings agreed to certain provisions concerning the non-solicitation of Acquisition Proposals, as set forth in Section 3(d) of the Voting Agreement.

•	Thornridge Holdings made certain representations and warranties to Parent and Merger Sub in the Voting Agreement with respect to, among other things, its ownership of the Subject Shares.

•

The Voting Agreement will terminate upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement, and (c) any amendment or modification of, or waiver to, the Merger Agreement, without prior written approval of Thornridge Holdings, that (i) provides for, or results in, any decrease in, or change in the form of, or change in the structural mechanism of payment of any consideration in respect of, the Class A Merger Consideration or Class B Merger Consideration, (ii) has a material adverse effect on Thornridge Holdings or its interests in the Issuer, or (iii) changes the Termination Date (other than a change to the Termination Date as provided by the terms of the Merger Agreement).

Nothing contained in the Voting Agreement is deemed to vest in Parent or Merger Sub any direct or indirect ownership, beneficial or otherwise, or incidence of ownership, beneficial or otherwise, of or with respect to any Subject Shares, and all rights and ownership, beneficial or otherwise, and economic benefits relating to the Subject Shares remain vested in and belong to Thornridge Holdings.

References to, and descriptions of, the Voting Agreement are qualified in their entirety by reference to the copy thereof included as an exhibit to this Schedule, which copy of the Voting Agreement is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following to the end of the Item 7 disclosure:

Exhibit 3—Voting Agreement, dated as of February 25, 2013, among Parent, Merger Sub and Thornridge Holdings.

Exhibit 4—Certificate of Change Pursuant to NRS 78.209 For Nevada Profit Corporations (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K effective May 20, 2011 and filed on May 24, 2011, File No. 001-13498).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2013.

THORNRIDGE HOLDINGS LIMITED

By:	/s/ David J. Hennigar
Name: David J. Hennigar
Title: Chairman and Chief Executive Officer

EXHIBIT 3

Voting Agreement